Exhibit 99.2

SLIDE 1



                           ASML Annual Results 2001




                                 Doug J. Dunn
                                President & CEO


                            Peter T. F. M. Wennink
                    Executive Vice President Finance & CFO

                          Veldhoven, the Netherlands
                               January 17, 2002




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SLIDE 2




 "Safe Harbor" Statement under the U.S. Private Securities Ligitation Reform
     Act of 1995: the matters discussed during this presentation include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product and pricing, manufacturing efficiencies, new products development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S.
                     Securities and Exchange Commission.



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SLIDE 3


ASML 2001 result presentation


ASML had a successful year even though:


o   Semiconductor market conditions fell off a cliff

o   World economy went into recession

o   Financial environment was difficult



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SLIDE 4


Agenda


o    Market environment and macro-economic situation

o    ASML achievements

o    Financial performance

o    Ready for the upturn



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SLIDE 5


Agenda

o        MARKET ENVIRONMENT AND MACRO-ECONOMIC SITUATION

o        ASML achievements

o        Financial performance

o        Ready for the upturn



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SLIDE 6


The ultimate storm


o    Collapsing stock markets          Less money to spend

o    Global recession                  Less demand of electronics

o    Overcapacity                      No need for more equipment

o    Oil prices were high              Lower disposable income

o    Inventory burn                    No need for more dies

o    Terror attack                     Worsened everything


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SLIDE 7

Downturn worst in history


                      Worldwide IC sales and YoY growth

                              [Graphic Omitted]



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SLIDE 8


Electronics revenue worldwide


                              [Graphic Omitted]



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SLIDE 9


U.S. semiconductor equipment bookings not improving


                              [Graphic Omitted]



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SLIDE 10


Semiconductor capital equipment sales


                              [Graphic Omitted]




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SLIDE 11


Lithography capital equipment sales


                              [Graphic Omitted]


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SLIDE 12


The lithography market


                              [Graphic Omitted]


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SLIDE 13


Semiconductor fab utilization


                  Ratio of Silicon shipment to fab capacity


                              [Graphic Omitted]

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SLIDE 14


U.S. consumer confidence recovering?


                  U.S. consumer confidence index (1985=100)

                              [Graphic Omitted]


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SLIDE 15


Positive signs


o     PC upgrades driven by Windows XP and P4

o     Home entertainment (game consoles, DVD)

o     Wireless LAN drives upgrades in enterprises and home

o     Silicon opportunities in storage and digital media


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SLIDE 16


Agenda


o    Market environment and macro-economic situation

O    ASML ACHIEVEMENTS

o    Financial performance

o    Ready for the upturn


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SLIDE 17


ASML 2001: Major achievements


o     Record new product introductions

o     New customer wins

o     Accelerated SVG integration


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SLIDE 18


ASML 2001: Major achievements


                                 New products

                              [Graphics Omitted]

PAS 5500/800                                             TWINSCAN(TM)dual stage
Cost effective DUV 120 nm                      Highest productivity in the world

PAS 5500/850                                                TWINSCAN(TM) AT:850
Workhorse in DRAM 110 nm
                                                           TWINSCAN(TM) AT:1100
PAS 5500/1100                                               Champion in high-end
                                                       microprocessors and logic



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SLIDE 19


TIME TO MARKET
Effects of device shrink


1998                                  o  Advanced imaging technology has allowed
Design rule, um   0.35    0.25           circuit density to increase faster
Chips per wafer    157     308           than manufacturing costs

  1999                                o  Cost per function has fallen, despite
  Design rule, um   0.25    0.20         increased cost of manufacturing a
  Chips per wafer    406     588         silicon wafer

    2000                       /750
    Design rule, um   0.175    0.15                      [Graphic Omitted]
    Chips per wafer   1,028    1,400

      2001 & beyond     /800              /1100
      Design rule, um   0.13     0.11     0.10
      Chips per wafer   1,860    2,800    2,800




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SLIDE 20

TIME TO MARKET
More functionality per die


LOG2 of the number of components
per intergrated funtion                               [Graphic Omitted]




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SLIDE 21


ASML 2001: Major Achievement


                   Technology innovations as economy drivers
                Lithography as enabler for new IC applications

 -------------------------------------               TWINSCAN(TM)
| o    Record time to market          |
| o    Technology leadership          |                        :1100      ArF
| o    Volume manufacturing solutions |                  700 to :850      KrF
| o    Lowest cost per wafer          |                         :400    i-line
-------------------------------------


PAS 5500                                      /900 /950        /1100      ArF
        /90             /300             /500 /700 /750    /800 /850      Krf
/60 /80            /100 /200 /250            /400                       i-line
______________________________________________________________________________>
 1991                                                                  2001   >



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SLIDE 22


ASML 2001: Major Achievements


New customer wins

o     TI

o     Infineon

o     SMIC

o     DongBu

o     Others




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SLIDE 23

           More than 50% of the top chip makers are ASML customers

                             Philips Semiconductor
                              STMicroelectronics
                                   Samsung              Motorola
     UMC
                                                                  Micron
         AMD
                                                                       Intel
    Hynix
                               [Graphic Omitted]             Texas Instruments
Infineon Technologies
                                                             Lucent Technologies
     TSMC

                    IBM                           Hitachi
                                                                 NEC
        Mitsubishi                  Sharp            Toshiba

                      Fujitsu                          Sony
                                  Matsushita


            ASML is recognized as the technology leader and is well
                  positioned in the world markets to provide
                          the best value of ownership


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SLIDE 24

SVG Merger: Strategic rationale more valid than ever

            -------------------------------------------------------------------
           | Oct 2000                    | Jan 2002                            |
           | ----------------------------|-------------------------------------|
Technology | Leading edge technology     | Catadioptric design vital for 157 nm|
           | for lithography             |                                     |
           | Wafer track opportunity     | Integrated imaging solutions        |
           |-----------------------------|-------------------------------------|
People     | Additional R&D capabilities | Accelerated 157 nm and EUV program  |
           |-----------------------------|-------------------------------------|
Market     | Access SVG customer         | Gained significant momentum at      |
           | base for future sales       | mutual customer base                |
           |-----------------------------|-------------------------------------|
Industrial | Manufacturing capabilities  | Actions in place to prepare for     |
           | in the U.S.                 | TWINSCA(TM) module manufacturing    |
           | Dual supplier opportunity   | Extended supply chain               |
            -------------------------------------------------------------------


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SLIDE 25


ASML 2001: Major Achievements


SVG Integration: What has happened?

o     In Q1 2001 the semiconductor market collapsed

o As a consequence, the integration and rightsizing of the organization was accelerated

o     Restructuring was executed



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SLIDE 26


Cost benefits analysis


   Costs from restructuring                     Cash savings from restructuring


    [Graphic Omitted]                                  [Graphic Omitted]



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SLIDE 27


Agenda


o        Market environment and macro-economic situation

o        ASML achievements

o        FINANCIAL PERFORMANCE

o        Ready for the upturn


SLIDE 28


REVENUES
(Millions Euro)

               ---------------------------------------------------------------------------------------------
                  1991       1992    1993    1994    1995     1996    1997    1998    1999    2000    2001
               ---------------------------------------------------------------------------------------------

Total              318        302     403     587     915     1108    1364    1326    1636    3063    1844

Semi-annual                                                    634     643     869     547    1334    1015






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SLIDE 29


Revenue per region

                                 Total value:
                              Millions Euro 1844

Lithography systems                                         Track and Thermal

USA     36%                                                 USA     34%
Taiwan  14%                                                 Taiwan  22%
Korea   16%                                                 Europe  19%
Europe  16%                                                 ROW     21%
ROW     13%                                                 Japan    4%
Japan    5%

                                    Total

                                 USA     36%
                                 Taiwan  15%
                                 Korea   14%
                                 Europe  16%
                                 ROW     15%
                                 Japan    4%


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SLIDE 30


Net results


                               [Graphic Omitted]



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SLIDE 31


Overview of historical financials ASML consolidated
(in MEuro)

                                 ---------------------------------------------
                                |   2000       2001      2001 1H     2001 2H  |
 ----------------------------   |---------------------------------------------|
| Net Sales                   | |  3,063      1,844     1,015          829    |
| Gross Profit                | |  1,220         52       282         (230)   |
| Gross Profit (%)            | |   39.8        2.8      27.7        (27.7)   |
| Gross Profit excl. restr.   | |     NA        518       338          180    |
| Gross Profit excl. restr. % | |     NA       28.1       33.         21.83   |
| R&D Net Costs               | |    367        408       197          211    |
| SG&A Costs                  | |    313        280       159          120    |
| M&A Costs                   | |      0         58        53            5    |
| Net income                  | |    378       (479)      (96)        (383)   |
-----------------------------   ----------------------------------------------

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SLIDE 32


Overview of historical financials ASML segment reporting
(in MEuro)


                                  ----------             -----------            ------------
                                 |  2000   |            |  2001 1H |           |   2001 2H  |
                                  --------- ----------- ----------- ----------- ------------ -----------
                                 |  Litho  |  Thermal  |   Litho   |  Thermal  |    Litho   |  Therma   |
                                 |         |  /Track   |           |  /Track   |            |  /Track   |
 -----------------------------   | --------|-----------|-----------|-----------|------------|-----------|
| Net Sales                   |  |  2,633  |    430    |     811   |    205    |     7444   |      85   |
| Gross Profit                |  |  1,081  |    139    |     230   |     52    |     (215)  |     (15)  |
| Gross Profit (%)            |  |   41.1  |   32.3    |    28.4   |   25.2    |    (28.9)  |   (17.6)  |
| Gross Profit excl. restr.   |  |     NA  |     NA    |     286   |     52    |     1833   |      (3)  |
| Gross Profit excl. restr. % |  |     NA  |     NA    |    35.3   |   25.2    |    24.66   |    (3.1)  |
| R&D Net Costs               |  |    302  |     65    |     164   |     33    |     1677   |      44   |
| SG&A Costs                  |  |    247  |     66    |     129   |     30    |     1088   |      12   |
| M&A Costs                   |  |      0  |      0    |      41   |     11    |       44   |       1   |
| Net income                  |  |    381  |     (3)   |    (79)   |    (17)   |     (335)  |     (48)  |
--------------------------------------------------------------------------------------------------------



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SLIDE 33


Overview of historical financials
Segment reporting details
Lithography


                                             -----------------------------------------------
                                            |  2000 1H  |  2000 2H  |  2001 1H  |  2001 2H  |
                                            |           |           |           |           |
 --------------------------------------     ------------------------------------------------|
|Total units shipped                   |    |      207  |      248  |      120  |      77   |
|  Used systems shipped                |    |       21  |       32  |       12  |       5   |
|  ASP Lithography systems new (MEuro) |    |      5.8  |      6.0  |      5.9  |     8.1   |
|  Gross margin %                      |    |     41.5  |     43.6  |     30.4  |   -42.7   |
|  Gross margin % excl. restructuring  |    |     41.5  |     43.6  |     38.9  |    24.6   |
|                                      |    |           |           |           |
 --------------------------------------     ------------------------------------------------




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SLIDE 34


Overview of historical financials
Segment reporting details
Thermal & Track



                                             ----------------------------------------------
                                            |  2000 1H  |  2000 2H |  2001 1H  |  2001 2H  |
                                            |           |          |           |           |
 --------------------------------------     -----------------------------------------------|
|Total units shipped (Thermal & Track) |    | Combined  | Combined |           |           |
|       Thermal                        |    |     154   |      188 |       87  |      24   |
|       Track                          |    |           |          |       43  |       9   |
|  ASP Thermal (MEuro)                 |    |     0.8   |      1.1 |      1.2  |     1.6   |
|  ASP Track   (MEuro)                 |    |           |          |      1.0  |     1.0   |
|  Gross margin % Thermal              |    |    20.2   |     26.7 |     21.7  |     5.9   |
|  Gross margin % Track                |    |           |          |      8.0  |   (49.3)  |
 ---------------------------------------     -----------------------------------------------



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SLIDE 35



Total employees ASML per region

      ------------------------------------------------------------------------|
     |  Europe  +++      USA  ***                                             |
     |  Asia   XXX                                                            |
     |                                                                        |
     |                                                                        |
9000 |-                                   8123                                |
     |                               ______________                           |
8000 |-                              |XXXXXXXXXXXX|              7070         |
     |            6061               |************|          ____________     |
7000 |-       ______________         |************|         |XXXXXXXXXXXX|    |
     |        |xxxxxxxxxxxx|         |************|         |XXXXXXXXXXXX|    |
6000 |-       |------------|         |************|         |************|    |
     |        |************|         |************|         |************|    |
5000 |-       |************|         |************|         |************|    |
     |        |************|         |************|         |************|    |
4000 |-       |************|         |************|         |************|    |
     |        |************|         |------------|         |------------|    |
3000 |-       |************|         |++++++++++++|         |++++++++++++|    |
     |        |------------|         |++++++++++++|         |++++++++++++|    |
2000 |-       |++++++++++++|         |++++++++++++|         |++++++++++++|    |
     |        |++++++++++++|         |++++++++++++|         |++++++++++++|    |
1000 |-       |++++++++++++|         |++++++++++++|         |++++++++++++|    |
     |        |++++++++++++|         |++++++++++++|         |++++++++++++|    |
   0 |        |++++++++++++|         |++++++++++++|         |++++++++++++|    |
      -------------------------------------------------------------------------
                  1999                    2000                    2001



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SLIDE 36


Balance sheets

 ------------------------------------------------------------------------------
|Amounts in Millions of Euro    |      Dec 31, 2000     |      Dec 31, 2001    |
|-------------------------------|-----------------------|----------------------|
|ASSETS                         |                       |                      |
|Cash and cash equivalents      |      984        28%   |       911      25%   |
|Accounts receivable, net       |      927        27%   |       570      16%   |
|Inventories, net               |      828        24%   |       869      24%   |
|Other assets                   |      176         5%   |       568      16%   |
|Plants and equipment           |      498        15%   |       673      18%   |
|Intangible fixed assets        |       20         1%   |        18       1%   |
------------------------------------------------------------------------------ -
|TOTAL ASSETS                   |    3,433       100%   |     3,609     100%   |
--------------------------------------------------------------------------------

 -------------------------------------------------------------------------------
|LIABILITIES and                |                       |                      |
|SHAREHOLDERS' EQUITY           |                       |                      |
|Current liabilities            |      777        22%   |       828      23%   |
|Long term debts                |      869        25%   |     1,555      43%   |
|Shareholders' equity           |    1,666        49%   |     1,226      34%   |
|Minority interest              |      121         4%   |                      |
|-------------------------------|-----------------------|----------------------|
|TOTAL LIABILITIES and          |    3,433       100%   |     3,609     100%   |
|SHAREHOLDERS' EQUITY           |                       |                      |
--------------------------------------------------------------------------------


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SLIDE 37


Agenda

o      Market environment and macro-economic situation

o      ASML achievements

o      Financial performance

o      READY FOR THE UPTURN




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SLIDE 38


Ready for the upturn


o   New TWINSCAN factory ready and in production

o   Sufficient capacity in place for upturn

o   Supply base extended to U.S.

o   Lead-time reduction program

o   Cost reduction / break-even point

o   157 nm development


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SLIDE 39


Ready for the upturn


                      Cycle time reduction in production


                              [graphic omitted]




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SLIDE 40


Summary


o We are taking advantage of the semiconductor industry downturn, investing in a strong R&D pipeline to increase our technology leadership position

o ASML introduced and shipped more new and leading edge technology in 2001 than ever in our history

o We expanded our technology and market leadership with success among existing and new customers

o    ASML, with new products and increased




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SLIDE 41


                                 [ASML Logo]